EXHIBIT 99.1

RedHill Biopharma Announces Last Patient Visit in BEKINDA® Phase II Study for IBS-D

  Top-line results are expected in September 2017

  The randomized, double-blind, placebo-controlled Phase II study is evaluating the safety and efficacy of BEKINDA® (RHB-102) 12 mg in 127 U.S. patients with diarrhea-predominant irritable bowel syndrome (IBS-D), with a primary endpoint of response in stool consistency as compared to baseline

  IBS is one of the most common gastrointestinal disorders, with up to 30 million American sufferers, of which over 50% are cases of IBS-D; the U.S. market for IBS-D therapies grew by approximately 550% between 2013-2016, to an estimated $473 million in 2016, and is expected to continue to grow by approximately 14% annually (2016 – 2022)

  If approved, BEKINDA® 12 mg has the potential to be a preferred once-daily treatment for a broad segment of patients suffering from IBS-D

  Positive top-line results from the Phase III GUARD study with BEKINDA® 24 mg for acute gastroenteritis and gastritis indicated that the study successfully met its primary endpoint, and BEKINDA® 24 mg was shown to be effective, safe and well tolerated in patients with acute gastroenteritis and gastritis

TEL-AVIV, Israel and RALEIGH, N.C., July 17, 2017 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on late clinical-stage development and commercialization of proprietary, orally-administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today announced that the last patient enrolled in the Phase II study with BEKINDA® (RHB-102)1 12 mg for the treatment of diarrhea-predominant irritable bowel syndrome (IBS-D) has completed the treatment course and follow-up visit. Top-line results are expected in September 2017.

BEKINDA® is a proprietary, bimodal extended-release, once-daily, oral pill formulation of the antiemetic drug ondansetron, targeting several gastrointestinal indications.

The randomized, double-blind, placebo-controlled Phase II study is evaluating the efficacy and safety of BEKINDA® 12 mg in adults, 18 years and older, who suffer from IBS-D. The study enrolled 127 subjects at 16 clinical sites in the U.S.

Subjects enrolled in the study were randomized 60:40 to receive either BEKINDA® 12 mg or a placebo, once daily, for a period of eight weeks. The primary endpoint for the study is the proportion of patients in each treatment group with stool consistency response as compared to baseline, per FDA guidance definition (a decrease of ≥50% in the number of days per week with at least one stool that has a consistency of 6 or 7 per the Bristol stool scale and no increase in abdominal pain over the week). Secondary endpoints include the proportion of patients in each treatment group who are pain responders and the proportion of patients in each treatment group who are responders to the combined endpoints of stool consistency and pain, per FDA guidance definition.

IBS is one of the most common gastrointestinal disorders2. It is estimated that up to 30 million Americans suffer from IBS3, of which over 50% are cases of IBS-D4. The U.S. market for IBS-D therapies grew by approximately 550% between 2013-2016, to an estimated $473 million in 2016, and is expected to continue to grow with a compound annual growth rate (CAGR) of 14% (2016 – 2022)5.

5-HT3 antagonists such as ondansetron, the active pharmaceutical ingredient in BEKINDA®, have been shown to slow intestinal transit time in humans6. Alosetron (Lotronex®), a different 5-HT3 antagonist of the same class of drugs as ondansetron, has been approved by the FDA for the treatment of women with severe chronic IBS-D, but is under a restricted prescribing (REMS) program due to potential severe side effects7. Ondansetron, approved by the FDA as an oncology support antiemetic, has demonstrated activity in IBS-D in preliminary studies8 and, in light of its safety profile, RedHill believes that BEKINDA®, if approved, has the potential to be a preferred once-daily treatment for a broad segment of patients suffering from IBS-D.

In addition to the BEKINDA® 12 mg Phase II IBS-D program, RedHill recently announced positive top-line results from the Phase III GUARD study with BEKINDA® 24 mg, a different formulation of BEKINDA®. The Phase III GUARD study successfully met its primary endpoint of efficacy in the treatment of acute gastroenteritis and gastritis, and BEKINDA® 24 mg was found to be safe and well tolerated in this indication.

The Phase II study and the Phase III GUARD study with BEKINDA® are registered on www.ClinicalTrials.gov, a web-based service of the U.S. National Institutes of Health, which provides access to information on publicly and privately supported clinical studies.

About BEKINDA® (RHB-102):
BEKINDA® is a proprietary, bimodal extended-release (24 hours) oral pill formulation of ondansetron, covered by several issued and pending patents. Positive top-line results from a Phase III clinical study of BEKINDA® 24 mg in the U.S. for acute gastroenteritis and gastritis (the GUARD study) were announced in June 2017. A Phase II study with BEKINDA® 12 mg is ongoing in the U.S. for the treatment of diarrhea-predominant irritable bowel syndrome (IBS-D), with patient treatment completed and top-line results expected in September 2017.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill promotes two gastrointestinal products in the U.S. - Donnatal®, a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis, and EnteraGam®, a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s clinical-stage pipeline includes: (i) TALICIA™ (RHB-105) - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study and an ongoing confirmatory Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study, a completed proof-of-concept Phase IIa study for multiple sclerosis and QIDP status for nontuberculous mycobacteria (NTM) infections; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with successful top-line results in a Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered protease inhibitor, targeting pancreatic cancer and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in two EU member states under the European Decentralized Procedure (DCP). More information about the Company is available at: www.redhillbio.com.

1 BEKINDA® is an investigational new drug, not available for commercial distribution.

2 GlobalData PharmaPoint: Irritable Bowel Syndrome – Global Drug Forecast and Market Analysis to 2023.

3 Lovell RM, Ford AC, Global prevalence of and risk factors for irritable bowel syndrome: a meta-analysis, Clin Gastroenterol Hepatol (2012), 10(7)712-721; Saito YA et al, The epidemiology of irritable bowel syndrome in North America: a systemic review, Am J Gastroenterol (2002), 97(8): 1910-5.

4 GlobalData PharmaPoint: Irritable Bowel Syndrome – Global Drug Forecast and Market Analysis to 2023.

5 EvaluatePharma – USA sales by indication (IBS-D) (July 2017).

6 Garsed K. et al, A randomised trial of ondansetron for the treatment of irritable bowel syndrome with diarrhoea, Gut (2014), 63(10): 1617-25.

7 www.fda.gov, post market drug safety information for patients and providers.

8 Steadman CJ et al, Selective 5-hydroxytryptamine type 3 receptor antagonism with ondansetron as treatment for diarrhea-predominant irritable bowel syndrome: a pilot study, Mayo Clin Proc (1992), 67(8):732-8; Clayton NM et al, The pharmacological properties of the novel selective 5-HT3 receptor antagonist, alosetron, and its effects on normal and perturbed small intestinal transit in the fasted rat, Neurogastroenterol (1999), 11: 207-217; Garsed K. et al, A randomised trial of ondansetron for the treatment of irritable bowel syndrome with diarrhoea, Gut (2014), 63(10): 1617-25.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully market Donnatal® and EnteraGam®, (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; and (xii) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xiii) competitive companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 23, 2017. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com